May 2, 2011

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Photronics, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 14, 2011
File No. 000-15451
SEC follow-up letter Dated April 21, 2011

Dear Mr. James:

    We are responding to the follow up comment set forth in your letter dated April 21, 2011, as clarified by Ms. Kate Tillan of your office during our Company’s telephone conversation with her on April 28, 2011.

    For your convenience, we have noted the comment set forth in your letter in bold-type below. Immediately following that comment, we have summarized the clarification of the comment provided to us by Ms. Tillan, in which she requested that we focus our response to your comment on the appropriateness of both (i) the method used by the Company to calculate undistributed earnings in its Form 10-K for the year ended October 31, 2010, and (ii) the method previously used by the Company to calculate undistributed earnings in its Forms 10-K for its 2009 and 2008 fiscal years. That clarification is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended October 31, 2010
Financial Statements

Note 14. Income Taxes, page 55

SEC Comment per Letter Dated April 21, 2011

1.	We note your response to prior comment 1. Since you are required by ASC 740-30-50-2 to disclose the cumulative amount of each type of temporary difference as defined by the Master Glossary and as computed based on ASC 740-10, please tell us how you considered whether the basis differences and translation differences used to determine the amounts disclosed in the 2010, 2009 and 2008 Forms 10-K met these requirements and why.

Further Clarification on above Comment per Conference Call with Ms. Kate Tillan on April 28, 2011

    The Company modified its method to calculate undistributed earnings disclosure in the Form 10-K for 2010. Please tell us if each method used by the Company to calculate the amount of undistributed earnings disclosed for years 2010, 2009 and 2008 in your Form 10-K is a correct method.

Mr. Martin James
May 2, 2011

    Based on our research, there is no specific guidance in ASC 740 that requires companies to utilize a particular method to calculate undistributed earnings disclosed in Form 10-K. In the absence of specific guidance as to a particular method that must be utilized, we believe that both the method utilized by the Company to calculate undistributed earnings in its Form 10-K for fiscal 2010, as well as the method utilized to calculate undistributed earnings in its Forms 10-K for fiscal 2009 and 2008, are acceptable. As noted in our response, dated April 15, 2011, to your letter dated April 8, 2011, we believe that the method utilized to calculate undistributed earnings in our Form 10-K for fiscal 2010 is a better reflection of undistributed earnings. In addition, as is also set forth in our letter of April 15, 2011, the Company will add the following further disclosure in future filings to describe how the amount of undistributed earnings is derived. By way of example, using the disclosure in footnote 14 from the Company’s 2010 Form 10-K, the following additional disclosure will be made (underlined):

    “As of October 31, 2010, the undistributed earnings of foreign subsidiaries included in consolidated retained earnings amounted to $52.1 million, of which $12.6 million of earnings is considered not to be permanently reinvested. The amount of undistributed earnings is calculated on an equity method basis from the perspective of each of the Company’s foreign subsidiaries and translated to U.S. dollars using exchange rates in effect as of the balance sheet date… …”

    We acknowledge that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
    The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact me at (203) 740-5671.

Sincerely,
Photronics, Inc.

/s/ Sean T. Smith
Sean T. Smith
Senior Vice President and Chief Financial Officer

cc:	Kate Tillan Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission

Richelle E. Burr Vice President, General Counsel & Secretary Photronics, Inc.

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com